SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

June 2, 2011

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Absolute Return Global Bond Portfolio
of BlackRock FundsSM
Post-Effective Amendment No. 169 to
Registration Statement on Form N-1A
(File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

     On behalf of BlackRock FundsSM (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 169 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement contains a prospectus for shares of a new series of the Trust, BlackRock Absolute Return Global Bond Portfolio (the “Fund”), as well as a Statement of Additional Information relating to the Fund.

     In Investment Company Act Release No. 13768 (February 15, 1991) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

     In that regard, reference is made to Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A of the Trust on behalf of BlackRock World Gold Fund, which was filed on May 25, 2010 (the “Prior Filing”). While the Fund’s Prospectus and Part I of the Fund’s Statement of Additional Information are filed on a stand-alone basis, the disclosure therein is substantively identical to the Prior Filing with respect to the following matters:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Prospectus:

  Account Information
  Management of the Fund
  General Information
  For More Information

Statement of Additional Information—Part I:

  Information on Trustees and Officers
  Management and Advisory Arrangements
  Information on Sales Charges and Distribution Related Expenses
  Computation of Offering Price
  Portfolio Transactions and Brokerage
  Additional Information

     We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

     Please direct any communications relating to this filing to John A. MacKinnon at (212) 839-5534, Carol J. Whitesides at (212) 839-7316 or Jesse C. Kean at (212) 839-8615.

Very truly yours,
/s/ Jesse C. Kean
Jesse C. Kean

Enclosures

cc: Ben Archibald